Mail Stop 6010

July 17, 2007

Richard Gabriel
Chief Executive Officer and President
DNAPrint Genomics, Inc.
1621 West University Parkway
Sarasota, FL 34243

> **Re:** **DNAPrint Genomics, Inc.**
> **Supplemental Correspondence Submitted July 13, 2007**
> **Registration Statement on Form SB-2**
> **File No. 333-141991**

Dear Mr. Gabriel:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

1. We note your response to our previous comment, and we have no further comments regarding our equity line position. However, given the nature and size of this offering, as well as the proximity in time between this registration statement's filing and the February 12, 2007 effective date of registration file number 333-137323, this offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

- file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
- register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1);
- identify the selling shareholders as underwriters in the registration statement; and
- include the price at which the underwriters will sell the securities.

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As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Greg Belliston at (202) 551-3861, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael T. Cronin
        Johnson, Pope, Bokor, Ruppel & Burns, LLP
        911 Chestnut Street
        Clearwater, FL 33756